Exhibit 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

Year Ended December 31,	2011	2010	2009	2008	2007
FIXED CHARGES
Interest expense - PACCAR and Subsidiaries (1)	$174.0	$208.4	$291.3	$391.1	$387.0
Portion of rentals deemed interest	4.7	6.5	16.8	17.9	17.5

TOTAL FIXED CHARGES	$178.7	$214.9	$308.1	$409.0	$404.5

EARNINGS
Income before taxes - PACCAR and Subsidiaries (2)	$1,506.9	$660.3	$175.0	$1,464.0	$1,764.3
FIXED CHARGES	178.7	214.9	308.1	409.0	404.5

EARNINGS AS DEFINED	$1,685.6	$875.2	$483.1	$1,873.0	$2,168.8

RATIO OF EARNINGS TO FIXED CHARGES	9.43X	4.07X	1.57X	4.58X	5.36X